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Alex Katz (b. 1927)

Grey Ribbon (1987)



Alex Katz is an influential American figurative painter notable for his portrayal of scenes from the daily life of his friends and family.

INVESTMENT THESIS

Price Appreciation of Similar Works	Appraised Value	Initial Offering
12.2%	N/A	$1,998,000

Similar Sales



HIGH MOMENTUM
$3.2m
$2.4m
$1.6m
$791.5k
$0.0
92 95 98 01 04 07 10 13 16 19

Investment Overview

Offering Circular	sec.gov/edgar
Auction History	significant +38 years
2019 Auction Sales	moderate $20,517,915
Repeat Sales	view

0% Progress

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Price appreciation of similar works for each painting is based on public auction sales for the specific artist who created the subject painting that occurred prior to the qualification of the applicable offering by the SEC. Unless otherwise indicated, such data will not be updated for sales occurring after such date. Past performance of similar works is not indicative of future performance and is not intended to be a proxy for historical or projected future performance of the specific painting or the shares.

WHY WE LIKE THIS PAINTING

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- At 93 years old, Alex Katz is one of the most influential American figurative painters living today.
- *Grey Ribbon* (1987) is a portrait of Alex Katz's wife Ada in the artist's recognizable flattened style. Ada is the most iconic subject in Katz's body of work, making this large-scale complex example particularly desirable.
- Since May 2016, similar works to *Grey Ribbon* (1987) have been appreciating at 50.6% per year.
- The artist's top ten auction records have all been set since May 2018, including his record price for *Blue Umbrella I* (1972) which sold for $4,151,368 in October 2019. *Blue Umbrella I* is also a complex composition featuring Ada, similar to *Grey Ribbon*.
- The Guggenheim Museum in New York announced a major retrospective of Katz's career to be held in 2022.

Past performance is no guarantee of future results. Repeat sales data may be limited and not representative of the entire artist market. An investor must read the Offering Circular before making an investment decision.



2019 Auction Sales	2019 Number of Lots Sold
$20,517,915	245

Alex Katz

b. 1927, Brooklyn

The Painting

Grey Ribbon (1987)
oil on canvas
72 × 96 in. (182.9 × 233.8 cm.)

Appraised Value

N/A

Price Appreciation of Similar Works[1]

12.2%

Initial Offering

$1,998,000



ALEX KATZ (B. 1927, BROOKLYN) IS AN INFLUENTIAL AMERICAN FIGURATIVE PAINTER NOTABLE FOR HIS PORTRAYAL OF SCENES FROM THE DAILY LIFE OF HIS FRIENDS AND FAMILY.

Masterworks has agreed to acquire *Grey Ribbon* (1987), which measures 72 inches by 96 inches in a privately negotiated transaction from a private gallery on on January 5, 2021.

Most iconic in Alex Katz's oeuvre are large scale portraits of Ada, his wife and muse. The Painting depicts three views of Ada, each slightly cropped and connected to one another, as if mirror reflections of her image. In each depiction, Ada's forward facing pose allows her gaze to meet the viewer and simultaneously stare into the distance. Such compositional elements, like the monotone background, are characteristic of Katz's portraiture, and thus, instantly recognizable as the artist's mature aesthetic. The Painting is not only an excellent representation of Alex Katz's singular style of figurative painting, but is also indicative of the artist's top works and celebrated imagery.

As of February 1, 2021, out of Katz's seven auction results to exceed one million dollars, the top three records have all been set for portraits of Ada. Although painted nearly a decade earlier, *The Red Band* (1978), which sold at Sotheby's in 2020 for $3,166,000 depicts two Adas that sit in contrasting positions at opposite ends of a table separated by an umbrella stand. Like the Painting, Ada is featured in stylish dress with a distant gaze, and is set against a monochromatic background.

Katz's works continue to be widely celebrated in his late career and in January of 2020, the Solomon R. Guggenheim Museum in New York City announced that it has planned a major retrospective of Alex Katz's career for 2022. His work is also featured in the permanent collections of the Museum of Modern Art in New York, The Art Institute of Chicago, the Hirshhorn Museum and Sculpture Garden at the Smithsonian Institution and the National Gallery of Art in Washington, D.C., as well as in numerous international collections, such as the Tate Gallery and the Saatchi Collection in London. Significant acceleration in the artist's auction market, evidenced by rising prices and volume of paintings sold in recent years, reflect increased attention as the market catches up to the artist's institutional acclaim and contribution to art history.

As of February 1, 2021, seven of the artist's works have exceeded one million dollars, with each record having been achieved since May 7, 2019, while the artist's top ten records have all been set since May 17, 2018. Alex Katz's auction records are led by the sale of *Blue Umbrella I* (1972), followed by *The Red Band* (1978) which sold for $3,166,000 on October 28, 2020, and *January 2* (1992), which sold for $1,700,000 on November 15, 2019.

As of February 1, 2021, Katz is represented by Gladstone Gallery, Timothy Taylor Gallery, Galerie Thaddeus Ropac, Gallerie Monica de Cardenas, and Galería Javier López.

Auction Results for Similar Works[2]


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Additional Photos





Important Disclosures

1. Historical appreciation rates reflect an implied annualized return for a given artwork based on its purchase and sale at auction, including purchase and sale commissions paid to the auction house. Historical appreciation rates are not comparable to, or intended to represent or be a proxy, for returns on Masterworks shares. Artist information is presented for illustrative purposes only and Masterworks does not own, securitize, purchase or sell works by all of such artists. Past performance is no guarantee of future results, and an investor can lose money.

2. The table and chart capture the historical data for selected auctions sales transactions, which are similar to the Painting. The set of similar sales comprise paintings by Alex Katz with the following criteria: paintings created between 1970 and 1995 that are forward facing female portraits within a more complex composition, and are larger than 40 inches by 40 inches, excluding nude portraits and painted iterations of Blue Umbrella (1972), which bears superior cultural significance with respect to the artist's full catalogue. The data was sourced from publicly available auction records and does not include private sales. Such data may be incomplete or inaccurate. Although the paintings in the comparables set have similar characteristics to the Painting, each individual painting is unique in terms of artistic content, coloring, condition, provenance and other factors. We, therefore, cannot make any determination or representation that any of the data set forth below is useful in determining the value of the Painting and you are urged not to place undue reliance on such data. For the purposes of the table below, any sale that was conducted in a foreign currency has been converted to US Dollars at the prevailing exchange rate as of the applicable sale date. The realized prices comprised by this set of comparable transactions have increased at an estimated 12.2% CAGR implied from selected sales occurring from November 19, 1992 to October 28, 2020.

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